UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2005

Commission file number 0-22832

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ALLIED CAPITAL 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ALLIED CAPITAL CORPORATION
1919 Pennsylvania Avenue, N.W.
Washington D.C. 20006
Telephone: (202) 721-6100

ALLIED CAPITAL 401(k) PLAN
Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Plan Benefits	2

Statements of Changes in Net Assets Available for Plan Benefits	3

Notes to Financial Statements	4

Supplemental Schedule:

Schedule H, Line 4(i) — Schedule of Assets (Held at End of Year)	8
The other schedules required by Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, are not applicable and are therefore omitted.

Report of Independent Registered Public Accounting Firm
The Plan Administrator
Allied Capital 401(k) Plan:
We have audited the accompanying statements of net assets available for benefits of Allied Capital 401(k) Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
Washington, DC
June 15, 2006

ALLIED CAPITAL 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	2005	2004
Assets:
Non-interest bearing cash	$5,856	$4,866

Investments at fair value (note 4):
Common stock of Allied Capital Corporation	5,948,452	5,059,702
Mutual funds	5,764,819	4,302,419
Common/collective trusts	1,006,098	802,405
Cash and cash equivalents	1,653,286	1,421,050
Participant loans	79,159	102,374

Total Investments	14,451,814	11,687,950

Receivables:
Employer contributions	986,839	913,907

Total assets	15,444,509	12,606,723

Liabilities:
Due to broker for securities purchased	5,856	4,866
Other	1,096	—

Net assets available for benefits	$15,437,557	$12,601,857

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2005 and 2004

	2005	2004
Additions:
Investment income:
Dividends and interest	$668,881	$487,239
Net appreciation in fair value of investments	1,074,915	388,097

	1,743,796	875,336

Contributions:
Participants	1,434,483	1,196,228
Employer	986,839	913,907
Rollover	25,690	102,337

	2,447,012	2,212,472

Total additions	4,190,808	3,087,808

Deductions:
Benefits paid to participants	1,335,845	3,903,037
Administrative expenses	19,263	31,184

Total deductions	1,355,108	3,934,221

Net increase (decrease)	2,835,700	(846,413)
Net assets available for plan benefits:
Beginning of year	12,601,857	13,448,270

End of year	$15,437,557	$12,601,857

See accompanying notes to financial statements.

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(1)	Summary of Significant Accounting Policies
(a)	Basis of Presentation
The accompanying financial statements of Allied Capital 401(k) Plan (the Plan) have been prepared on the accrual basis and present the net assets available for benefits and the changes in those net assets.
(b)	Trust Fund Management and Investments
Allied Capital Corporation (the Company) is the sponsor of the Plan. Wachovia Bank, N.A., the Trustee of the Plan, has authority to execute investment transactions based upon the investment elections of plan participants.
The Plan’s investments are stated at fair value. Investments in mutual funds are based on quoted market information. Investments in common/collective trust funds are valued at the net asset value of shares held by the Plan. Shares of common stock of the Company are valued at the last sale price on the principal exchange on which they are traded. Participant loans are recorded at cost, which approximates fair value. Purchases and sales of investments are recorded on a trade-date basis. Appreciation and depreciation in the fair values of investments are recognized in the financial statements in the periods in which such changes occur. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
(c)	Administrative Expenses
Trustee fees and loan administration expenses are deducted directly from the participants’ accounts. Other administrative expenses of the Plan are paid by the Company.
(d)	Payment of Benefits
Benefits are recorded when paid.
(e)	Use of Estimates
The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan’s management to make estimates and assumptions that affect the reported amounts of net assets and changes therein and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.
(2)	Description of the Plan
The following brief description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
(a)	General
The Plan was established effective September 1, 1999, and is a defined contribution plan covering substantially all full-time employees who are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(b)	Contributions
Participants may contribute up to 100% of their eligible annual compensation subject to the limits established by the Internal Revenue Code. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants are able to defer payment of taxes on their contributions to the Plan, related contributions by the Company and all income realized on accounts maintained under the Plan.
Participant contributions to the Plan are allocated among the various investment programs based on their instructions, subject to certain limitations. Participants may change their allocation instructions and transfer accumulated savings between funds on a daily basis, subject to certain limitations.
The Company makes annual non-elective contributions to each participant’s account equaling 3% of eligible compensation as defined by the Plan. The Company also makes an additional non-elective contribution equaling 2% of eligible compensation to participants who have completed at least 1,000 hours of service and were employed on the last day of the plan year.
(c)	Participant Accounts
Each participant’s account is credited with the participant’s contributions, allocations of the Company’s contributions and earnings on related investments. Allocations of Company contributions are made once per year based on each participant’s eligible compensation. Allocations of earnings are calculated daily based on participant account balances. The plan benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.
(d)	Vesting
Participants are immediately 100% vested in their own contributions, as well as any direct rollovers they make into the Plan, plus any earnings thereon. In addition, participants become 100% vested in the employer contributions immediately upon meeting the eligibility requirements.
(e)	Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at 1/2% above the prime rate at the time the loan is secured. Principal and interest is paid ratably through bi-weekly payroll deductions.
(f)	Payment of Benefits
Upon termination of service due to death, disability, or retirement, a participant may elect either a lump sum amount equal to the value of the participant’s vested interest in his or her account or in annual installment payments. For termination of service due to other reasons, a participant may receive the value of the vested interest in his or her account as a lump sum distribution.
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(3)	Plan Termination
While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event of termination of the Plan, the Plan’s assets would be distributed to the participants in accordance with the Plan agreement.
(4)	Investments
Investments that represent five percent or more of the fair value of net assets available for plan benefits are as follows:

	December 31,
	2005	2004
Common stock:
Allied Capital Corporation	$5,948,452	$5,059,702

Mutual Funds:
The Growth Fund of America	$875,430	$663,335

Common / Collective Trusts:
Enhanced Stock Market Fund	$1,006,098	$802,405

Money Market:
Evergreen Money Market Fund	$1,653,286	$1,421,050
Net appreciation (depreciation) in the fair value of investments is summarized as follows for the years ended December 31:

	2005	2004
Mutual funds	$285,146	$343,975
Common stock of Allied Capital Corporation	732,635	(36,996)
Common / collective trusts	57,134	81,118

	$1,074,915	$388,097

(5)	Transactions with Parties-in-Interest
During the years ended December 31, 2005 and 2004, the Plan invested in shares of Allied Capital Common Stock.
The Company pays a portion of the Plan’s administrative expenses.
Investments in common/collective trusts are managed by Wachovia Bank, N.A., which is the Trustee of the Plan. In addition, the Plan invests in certain mutual funds managed by Wachovia Bank, N.A. Therefore, transactions related to these investments qualify as party-in-interest transactions.
(6)	Federal Income Tax Status
The Plan has adopted a prototype plan designed by Wachovia Bank, N.A. The prototype plan obtained its latest determination letter on August 30, 2001, in which the Internal Revenue Service stated that the plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving its latest determination letter, however, the Plan Administrator believes the Plan is designed and being operated in compliance with the applicable requirements of the IRC.
(Continued)

ALLIED CAPITAL 401(k) PLAN
Notes to Financial Statements
December 31, 2005 and 2004
(7)	Plan Amendment
Effective November 1, 2005, the Plan was amended to implement automatic IRA rollover rules for terminated employees’ distribution amounts between $1,000 and $5,000.
There have been subsequent amendments to the Plan in 2006 to permit AC Finance LLC, a wholly owned subsidiary of the Company, to adopt the Plan and become a participating employer in the Plan and to clarify the definition of eligible compensation with regard to the Company’ nonelective contributions and the employee’s elective deferral.
(8)	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2005	2004
Net assets available for benefits per the financial statements	$15,437,557	$12,601,857
Less: employer contribution receivable	986,839	913,907
Plus: other payable	1,096	—

Net assets available for benefits per Form 5500	$14,451,814	$11,687,950

The following is a reconciliation of employer contributions per the financial statements to the Form 5500 for the years ended December 31:

	2005	2004
Employer contributions per the financial statements	$986,839	$913,907
Add (less):
2003 employer contributions receivable	—	686,634
2004 employer contributions receivable	913,907	(913,907)
2005 employer contributions receivable	(986,839)	—

Employer contributions per Form 5500	$913,907	$686,634

The following is a reconciliation of participant contributions per the financial statements to the Form 5500 for the years ended December 31:

	2005	2004
Participant contributions per the financial statements	$1,434,483	$1,196,228
Plus: other payable	1,096	—

Participant contribution per Form 5500	$1,435,579	$1,196,228

Supplemental Schedule
ALLIED CAPITAL 401(k) PLAN
Form 5500 — Schedule H, Part IV, Line 4(i) — Schedule of Assets (Held at End of Year)
December 31, 2005

		(c) Description of investment,
		including maturity
	(b) Identity of	date, rate of interest	(e) Current
(a)	issuer	par or maturity value	value
*	Wachovia Bank	Enhanced Stock Market Common/Collective Trust Fund	$1,006,098
*	Evergreen Money Market Fund	Money Market	1,653,286
*	Evergreen Asset Allocation Fund	Mutual Fund	619,976
	Federated Stock Trust Fund	Mutual Fund	248,541
	Janus Aspen Series Worldwide Growth Portfolio Fund	Mutual Fund	386,843
*	Evergreen Selected Special Equity Fund	Mutual Fund	388,923
*	Evergreen Core Bond Fund	Mutual Fund	217,469
	Davis New York Venture Fund	Mutual Fund	486,447
*	Evergreen High Yield Bond Fund	Mutual Fund	69,571
	Mass Investors Growth Fund	Mutual Fund	358,166
	Putnam International Growth Fund	Mutual Fund	269,999
	Franklin Mutual Shares Beacon Fund	Mutual Fund	259,158
	Goldman Sachs Small Cap Fund	Mutual Fund	315,365
	Franklin Small Cap Growth Fund	Mutual Fund	500,677
	Van Kampen Equity and Income Fund	Mutual Fund	390,644
	The Growth Fund of America	Mutual Fund	875,430
	MFS International New Discovery Fund	Mutual Fund	232,379
	Van Kampen Global Franchise Fund	Mutual Fund	145,231
*	Allied Capital Corporation	Allied Capital Stock	5,948,452
*	Participant loans	Participant loans at interest rates ranging from 4.50% to 9.00%	79,159

			$14,451,814

*	Party-in-interest — refer to Note 5
See accompanying report of independent registered public accounting firm.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Allied Capital 401(k) Plan
By: Allied Capital Corporation
Date: June 27, 2006	By: /s/ Penni F. Roll Penni F. Roll Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm